SO 3/17/05

SECURITII 05039803 ON

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RECD S.E.C.

FEB 2 4 2005

1086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis Young Robertson & Burningham, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136 E. South Temple, Suite #100

(No. and Street)

Salt Lake City, Utah 84111

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT 801-596-0700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simpkins

(Name – *if individual, state last, first, middle name*)

1011 West 400 North, Suite 100, Logan, Utah 84323-0747

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 0 4 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VH 3/23

OATH OR AFFIRMATION

I, Scott J. Robertson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lewis Young Robertson & Burningham, Inc., as of February 23, 2004, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Notary Public
LISA M. JOHANSEN
136 E. South Temple #100
Salt Lake City, UT 84111
My Commission Expires
December 1, 2007
State of Utah

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2004 and 2003

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2004 and 2003

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

INDEX TO FINANCIAL STATEMENTS

JONES P.C. SIMKINS
Certified Public Accountants
1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 ◦ (877) 752-1510
Fax: (435) 752-4878

OFFICERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Lewis Young Robertson & Burningham, Inc.

We have audited the accompanying balance sheets of Lewis Young Robertson & Burningham, Inc. as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Young Robertson & Burningham, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones Simkins, P.C.

JONES SIMKINS, P.C.
Logan, Utah
February 3, 2005

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

BALANCE SHEETS

December 31, 2004 and 2003

ASSETS		2004	2003
Current assets:			
Cash	$	325,301	264,216
Investments		8,250	4,885
Accounts receivable		122,528	69,871
Prepaid income taxes		-	22,120
Total current assets		456,079	361,092
Property and equipment, net		90,649	108,547
Cash surrender value of life insurance		48,106	35,491
Other assets		5,394	5,394
Total assets	$	600,228	510,524
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Payables	$	208,148	172,852
Current portion of long-term debt		14,759	20,065
Current portion of deferred income taxes		29,000	24,000
Total current liabilities		251,907	216,917
Deferred income taxes		24,000	12,000
Long-term debt		4,528	19,277
Total liabilities		280,435	248,194
Stockholders' equity:			
Common stock, $1 par value, 50,000 shares authorized, 4,500 shares issued and outstanding		4,500	4,500
Additional paid-in capital		98,057	98,057
Note receivable from stock sales		(13,976)	(17,609)
Retained earnings		231,212	177,382
Total stockholders' equity		319,793	262,330
Total liabilities and stockholders' equity	$	600,228	510,524

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2004 and 2003

		2004	2003
Revenues:			
Financial advisory fees	$	2,358,431	1,426,237
Consulting fees		338,994	383,993
Other		188,656	89,853
Gain on investments		3,365	-
		2,889,446	1,900,083
Costs and expenses:			
General and administrative expenses		2,787,195	1,942,926
Interest expense		2,421	8,981
Loss on investments		-	20,100
		2,789,616	1,972,007
Income (loss) before income taxes		99,830	(71,924)
Provision (benefit) for income taxes		46,000	(12,000)
Net income (loss)	$	53,830	(59,924)

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2004 and 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Notes Receivable From Stock Sales	Retained Earnings	Total
Balance at January 1, 2003	4,500	$ 4,500	$ 137,657	$ (57,209)	$ 237,306	$ 322,254
Forgiveness of notes receivable	-	-	(39,600)	39,600	-	-
Net loss	-	-	-	-	(59,924)	(59,924)
Balance at December 31, 2003	4,500	4,500	98,057	(17,609)	177,382	262,330
Collection of notes receivable	-	-	-	3,633	-	3,633
Net income	-	-	-	-	53,830	53,830
Balance at December 31, 2004	4,500	$ 4,500	$ 98,057	$ (13,976)	$ 231,212	$ 319,793

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net income (loss)	$	53,830	(59,924)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization		37,025	30,851
Deferred income taxes		17,000	(12,000)
(Gain) loss on investments		(3,365)	20,100
(Increase) decrease in:			
Accounts receivable		(52,657)	6,289
Prepaid income taxes		22,120	(3,236)
Increase in payables		35,296	22,202
Net cash provided by operating activities		109,249	4,282
Cash flows from investing activities:			
Change in cash surrender value of life insurance		(12,615)	(3,867)
Purchase of property and equipment		(19,127)	(8,759)
Net cash used in investing activities		(31,742)	(12,626)
Cash flows from financing activities:			
Collection of notes receivable from stock sales		3,633	-
Payments on long-term debt		(20,055)	(26,269)
Net cash used in financing activities		(16,422)	(26,269)
Net increase (decrease) in cash		61,085	(34,613)
Cash, beginning of year		264,216	298,829
Cash, end of year	$	325,301	264,216

See accompanying notes to financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Lewis Young Robertson & Burningham, Inc., (the Company) was incorporated under the laws of the state of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's customer base consists primarily of local governmental agencies. Management does not believe significant credit risk exists at December 31, 2004.

Investments

The Company classifies its investments at fair value.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are amounts due from services performed and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are more than thirty days past due. Accounts receivable are periodically evaluated for collectiblity based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment and capital leases is determined using the straight-line method over the estimated useful lives of the assets or terms of the lease which range from 5 to 7 years. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized.

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to the use of the cash method of accounting for income tax purposes and accelerated depreciation and amortization.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these estimates.

Note 2 – Investments

Investments are recorded at fair value and consist of the following:

	2004	2003
Investments, at cost	$ 20,910	20,910
Unrealized holding loss	(20,100)	(20,100)
Unrealized holding gain	7,440	4,075
Investments, at fair value	8,250	4,885
Current portion	(8,250)	(4,885)
	$ -	-

Note 3 – Detail of Certain Balance Sheet Accounts

Payables consist of the following:

	2004	2003
Accounts payable	$ 14,000	3,444
Pension payable	181,201	169,408
Vacation payable	11,444	-
Taxes payable	1,503	-
	$ 208,148	172,852

Note 4 – Property and Equipment

Property and equipment consists of the following:

	2004	2003
Furniture and fixtures	$ 122,235	117,264
Computer equipment	158,849	144,693
Leasehold improvements	13,414	13,414
	294,498	275,371
Less accumulated depreciation and amortization	(203,849)	(166,824)
	$ 90,649	108,547

Note 5 – Long-term Debt

Long-term debt consists of the following:

		2004	2003
Note payable to a bank in monthly installments of $922 including interest at 8.25%, secured by equipment and maturing in 2006	$	14,769	24,192
Note payable to a bank in monthly installments of $429 including interest at 7.75%, secured by equipment and maturing in 2005		4,518	9,122
		19,287	39,342
Less current portion		(14,759)	(20,065)
Long-term debt	$	4,528	19,277

Future maturities of long-term debt at December 31, 2004 are as follows:

Year		Amount
2005	$	14,759
2006		4,528
	$	19,287

Note 6 – Lease Obligations

The Company leases office space under a noncancellable operating lease agreement, which expires in 2009. Future minimum rental payments for this noncancellable operating lease at December 31, 2004 are as follows:

Year	Amount
2005	$ 66,822
2006	68,670
2007	6,278
2008	592
2009	592
Thereafter	296
	$ 143,250

Rental expense on the operating lease for the years ended December 31, 2004 and 2003 was approximately, $70,000 and $67,000, respectively.

Note 7 – Income Taxes

The provision (benefit) for income taxes consists of the following:

	2004	2003
Current	$ 29,000	-
Deferred	17,000	(12,000)
	$ 46,000	(12,000)

Note 7 – Income Taxes (continued)

The provision for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

		2004	2003
Federal and state tax at statutory rates	$	34,000	(20,000)
Meals and entertainment		5,000	4,000
Insurance		5,000	4,000
Other		2,000	-
	$	46,000	(12,000)

Deferred tax assets (liabilities) consist of the following:

		2004	2003
Depreciation	$	(24,000)	(19,000)
Unrealized holding gain		(3,000)	(1,000)
Loss on investments		7,000	7,000
Revenue recognition		(33,000)	(23,000)
Net deferred tax liability	$	(53,000)	(36,000)

Presented in the financial statements as follows:

		2004	2003
Current portion of deferred income taxes	$	(29,000)	(24,000)
Deferred income taxes		(24,000)	(12,000)
	$	(53,000)	(36,000)

Note 8 – Note Receivable from Stock Sales

The note receivable from stock sale consists of a note receivable from one of the Company's officers. The note bears interest at 6%, is payable in annual installments of approximately $5,200, and matures in 2007.

Note 9 – Profit Sharing Plan

The Company has adopted a profit sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $181,000 and $169,000 for the years ended December 31, 2004 and 2003, respectively.

Note 10 – Supplemental Cash Flow Information

During the year ended December 31, 2003 the Company waived $39,600 of the notes receivable issued for 1,500 shares of common stock.

Actual amounts paid for interest and income taxes for the years ended December 31 are as follows:

		2004	2003
Interest	$	2,421	8,981
Income taxes	$	5,377	2,230

Note 11 – Financial Instruments

The Company's financial instruments consist of cash, receivables, payables and long-term debt. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items. The carrying amount of the long-term debt approximates fair value as the individual borrowings bear interest at market interest rates.

Note 12 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. For 2004 and 2003, the Company's minimum net capital requirement was $5,000.

Note 13 – Changes in Stockholder's Equity Accounts and Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2004, the Company collected $3,633 of the note receivable from stock sale (see Note 8). During the year ended December 31, 2003, the company waived $39,600 of these same notes.

Note 14 – Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150). The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement is effective for financial instruments entered into or modified after May 31, 2003. This statement is not expected to have a material effect on the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities" (FIN 46), which addresses consolidation by business enterprises of variable interest entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has not identified and does not expect to identify any variable interest entities that must be consolidated.

Schedule 1

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Net capital:

Total ownership equity	$	319,793
Non-allowable assets		(144,149)
Other additions		-
Net capital before haircuts on securities positions		175,644
Haircuts on securities:		
Current investments (stock 15%)		(1,238)
Net capital	$	174,406

Minimum net capital required (based on Aggregate Indebtedness):

Minimum net capital required	$	5,000
Excess net capital	$	169,406
Excess net capital at 1000% (Net capital - 10% of aggregate indebtedness)	$	146,363

Aggregate Indebtedness:

Total liabilities from Balance Sheets	$	280,435
Ratio of aggregate indebtedness to net capital	$	1.6

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2003):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	103,645
Reconciling items - adjustment due to FOCUS report being kept on the accrual basis of accounting and the audit report on the accrual basis of accounting		70,761
Net capital per above	$	174,406

JONES P.C. SIMKINS
Certified Public Accountants
1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 ◦ (877) 752-1510
Fax: (435) 752-4878

OFFICERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Lewis Young Robertson & Burningham, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Lewis Young Robertson & Burningham, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins, P.C.

JONES SIMKINS, P.C.
Logan, Utah
February 3, 2005